EXHIBIT 99.08

Chunghwa Telecom

September 10, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug. 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
Aug.	Net sales	19,694,230	18,808,323	(+) 885,907	(+) 4.71%

Jan- Aug.	Net sales	151,503,437	150,858,748	(+) 644,689	(+) 0.43%

b Trading purpose : None